EPIC Crude Holdings, LP and Subsidiaries Consolidated Financial Statements For the Years Ended December 31, 2020 and 2019

EPIC Crude Holdings, LP and Subsidiaries Table of Contents Page Independent Auditor’s Report 1 Consolidated Balance Sheets 2 Consolidated Statement of Operations 3 Consolidated Statement of Changes in Owners’ Equity 4 Consolidated Statement of Cash Flows 5 Notes to the Consolidated Financial Statements 6

Report of Independent Registered Public Accounting Firm To the Board of Directors and Owners EPIC Crude Holdings, LP: Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated balance sheet of EPIC Crude Holdings, LP and subsidiaries (the Partnership) as of December 31, 2020, the related consolidated statements of operations, changes in owners’ equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. The consolidated financial statements of the Partnership as of December 31, 2019 and for the year then ended were audited by other auditors whose report dated March 11, 2020, expressed an unmodified opinion on those consolidated financial statements. Basis for Opinion These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion. /s/ KPMG LLP We have served as the Partnership’s auditor since 2020. San Antonio, Texas February 25, 2021

EPIC Crude Holdings, LP and Subsidiaries Consolidated Balance Sheets December 31, 2020 and 2019 (Dollars in Thousands) Notes to the consolidated financial statements form an integral part of these statements. Page 2 2020 2019 Current assets Cash 9,433 15,212 Restricted cash 5,862 4,589 Account receivable 17,156 12,709 Related party receivable 55,009 45,247 Cash advance for asset purchased - 82,300 Inventory 29,375 - Prepaid expenses, deposits, and other current assets 6,160 3,734 Total current assets 122,995 163,791 Property and Equipment - net 2,267,630 2,038,549 Other assets Long-term deposits 5,175 5,175 Total assets 2,395,800 2,207,515 Current liabilities Accounts payable 8,203 79,385 Related party payable 6,902 12,177 Accrued expenses and other liabilities 35,281 90,118 Current derivative liability 4,197 5,991 Deferred revenue 740 - Current portion of long-term debt 11,750 - Total current liabilities 67,073 187,671 Long term liabilities Long-term debt, net of debt issuance costs 1,187,615 955,054 Long-term derivative liability - 1,690 Total long-term liabilities 1,187,615 956,744 Total liabilities 1,254,688 1,144,415 Owners' equity Owners' equity 1,141,112 1,063,100 Total liabilities and owners' equity 2,395,800 2,207,515

EPIC Crude Holdings, LP and Subsidiaries Consolidated Statement of Operations Years Ended December 31, 2020 and 2019 (Dollars in Thousands) Notes to the consolidated financial statements form an integral part of these statements. Page 3 2020 2019 Transportation and terminal fees 165,047$ 40,756$ Sales of crude oil 923 - Total operating revenues 165,970 40,756 Operating expenses: Operations and maintenance 69,743$ 86,815$ Loss on sale of assets 570 1,261 Inventory writedowns and project abandonments 24,476 - Depreciation 88,257 4,825 General and administrative 18,490 15,618 Total operating expenses 201,536 108,519 Operating Loss (35,566) (67,763) Other income (expense) Interest expense - net (74,045) (4,794) Other income (expense) (3) 22 Total other expense (74,048) (4,772) Net Loss (109,614)$ (72,535)$ Consolidated Statement of Comprehensive Loss: Net loss (109,614)$ (72,535)$ Changes in fair value of cash flow hedges 3,484 (7,681) Comprehensive loss (106,130)$ (80,216)$

EPIC Crude Holdings, LP and Subsidiaries Consolidated Statement of Changes in Owners’ Equity Years Ended December 31, 2020 and 2019 (Dollars in Thousands) Notes to the consolidated financial statements form an integral part of these statements. Page 4 Balance at December 31, 2018 318,306$ Contributions 825,010 Net loss (72,535) Other comprehensive loss (7,681) Balance at December 31, 2019 1,063,100$ Contributions 195,000 Distribution related to purchase of assets (10,858) Net loss (109,614) Other comprehensive income 3,484 Balance at December 31, 2020 1,141,112$

EPIC Crude Holdings, LP and Subsidiaries Consolidated Statement of Cash Flows Years Ended December 31, 2020 and 2019 (Dollars in Thousands) Notes to the consolidated financial statements form an integral part of these statements. Page 5 2020 2019 Cash flow from operating activities Net loss (109,614)$ (72,535)$ Reconcil ing items: Depreciation of property and equipment 88,257 4,825 Amortization of debt issue costs 8,846 5,917 Inventory writedowns and project abandonments 24,476 - Loss on sale of asset 570 1,261 Changes in operating assets and l iabil ities: Accounts receivable (4,447) (12,702) Prepaid expenses, deposits and inventory 7,728 (3,352) Accounts payable and accrued expenses 11,888 34,434 Related party payable (15,037) 9,427 Deferred income 740 - Long-term deposits - (4,445) Net cash provided by/ (used in) operating activities 13,407 (37,170) Cash flows from investing activities Repayments to parent - 235,058 Capital expenditures (440,812) (1,636,693) Cash advanced for asset purchase - (82,299) Proceeds from disposal 166 551 Net cash used in investing activities (440,646) (1,483,383) Cash flows from financing activities Proceeds from borrowings 250,000 1,000,000 Repayments of borrowings (2,937) (235,927) Proceeds from short term note payable 3,489 - Repayments of short term note payable (364) - Cash advances (to)/from related parties - (136,726) Contributions from partners 195,000 825,010 Distribution related to purchase of assets (10,858) - Debt issuance costs (11,597) (50,863) Net cash provided by financing activities 422,733 1,401,494 Net decrease in cash (4,506) (119,059) Cash, including restricted cash, at beginning of year 19,801 138,860 Cash, including restricted cash, at end of year 15,295$ 19,801$ Supplemental Disclosures Cash paid for interest 75,847$ 59,362$ Supplemental Disclosures for Noncash Investing and Financing Activities Accounts payable and accrued capital expenditures 10,117$ 151,045$

EPIC Crude Holdings, LP and Subsidiaries Notes to the Consolidated Financial Statements Page 6 1. Operations and Nature of Business Presentation Reporting Entity and Nature of Operations EPIC Crude Holdings, LP (the “Partnership,” “Company,” “we,” “our,” or “us”) is a Delaware limited partnership formed in September 2017. In 2019, Rattler Midstream, LLC, Dos Rios Crude Holdings, LLC and Altus Midstream Processing, LP all became limited partners in the Partnership and members of EPIC Crude Holdings GP, LLC, which is the general partner of EPIC Crude Holdings, LP. The Partnership and its subsidiaries, EPIC Crude Marketing, LP; EPIC Crude Terminal Company, LP; EPIC Crude Pipeline, LP; and EPIC Crude Services, LP were created to acquire, construct, and operate crude oil midstream assets necessary to fulfill customer contracts to transport crude oil and condensate from West Texas to downstream infrastructure near Corpus Christi, Texas. Final construction of the Company’s nearly 700-mile large diameter pipeline originating near Orla, Texas and terminating near Corpus Christi, Texas was completed in the second quarter of 2020. The Company completed partial segments of its crude oil pipeline in 2019 and one of its two planned waterborne crude loading facilities in Corpus Christi, Texas. Additional connections to deliver crude oil to various refineries, third-party terminals and our second waterborne crude loading dock are ongoing and expected to be completed in 2021. The crude project is supported by long-term contracts with shippers that include firm commitments and acreage dedications. 2. Estimates and Significant Accounting Policies Basis of Presentation The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Partnership and its subsidiaries. Our reporting currency is U.S. dollars, and all references to dollars are U.S. dollars, unless stated otherwise. All significant intercompany balances and transactions have been eliminated in consolidation. Corrections to Prior Period Financial Statements During 2020, we identified an error related to the non-cash accrued capital expenditures classification within the Consolidated Statement of Cash Flows between operating and investing activities. The reclassification of the change in accounts payable related to capital expenditures for the year ended December 31, 2019 was previously reported within the operating section of the consolidated statement of cash flows and has correctly been reflected within the investing section of the consolidated statement in cash flows for the year ended December 31, 2019. The correction was not material to the prior period consolidated financial statements and resulted in: • a decrease of $25 million to net cash used in operating activities on the Consolidated Statement of Cash Flows, changes in operating assets and liabilities – accounts payable and accrued expenses; and • an increase of $25 million to net cash used in investing activities on the Consolidated Statement of Cash Flows, capital expenditures.

EPIC Crude Holdings, LP and Subsidiaries Notes to the Consolidated Financial Statements Page 7 The correction of the error did not have any impact on the Consolidated Balance Sheet, Consolidated Statement of Operations, or Consolidated Statement of Owner’s Equity as of or for the year ended December 31, 2019. Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires certain amounts included in or affecting our financial statements and related disclosures must be estimated, which requires us to make certain assumptions with respect to values or conditions which cannot be known with certainty at the time our financial statements are prepared. These estimates and assumptions affect the amounts we report for assets and liabilities, our revenues and expenses during the reporting period, and our disclosures, including as it relates to contingent assets and liabilities at the date of our financial statements. We evaluate these estimates on an ongoing basis, utilizing historical experience, consultation with experts, and other methods we consider reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates. Any effects on our business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known. In preparing our consolidated financial statements and related disclosures, examples of certain areas that require more judgment relative to others include, but are not limited to, our use of estimates in determining: (i) timing of certain transactions, (ii) economic useful lives of our assets for depreciation and amortization, (iii) purchase accounting allocations, (iv) market value of inventory, (v) provisions for uncollectible accounts receivable, (vi) revenue recognition and (vii) contingency reserves related to environmental or litigation claims. Recent Accounting Pronouncements Leases In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which establishes the principles that lessees and lessors shall apply to report information about the amount, timing, and uncertainty of cash flows arising from a lease. The update requires lessees to record virtually all leases on their balance sheets. For lessors, this amended guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements, with certain practical expedients available. In November 2019, the FASB issued Accounting Standards Update No. 2019-10 (“ASU 2019-10”), which deferred the effective date for the adoption of the lease guidance for one year from the original effective date. Based on the Coronavirus Disease 2019 (“COVID-19”) pandemic, the FASB issued Accounting Standards Update No. 2020-05 (“ASU 2020-05”), which granted a limited deferral of the effective dates for ASU 2016-02 in June 2020. The limited deferral period is for one year, and the new effective date is for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Partnership has elected to take the limited deferral period granted in ASU 2020-05 and is currently evaluating the impact of its pending adoption of the new lease standard on its consolidated financial statements.

EPIC Crude Holdings, LP and Subsidiaries Notes to the Consolidated Financial Statements Page 8 Financial Instruments – Credit Losses In June 2016, the FASB issued Accounting Standards Update No. 2016-13, “Financial Instruments - Credit Losses” (Topic 326) (“ASU 2016-13”), which requires organizations to measure all current expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. ASU 2016-13 is expected to improve financial reporting by requiring timelier recording of credit losses on financial assets measured at amortized costs basis including, but not limited to loans, net investments in leases and off-balance sheet credit exposure. ASU 2016-13 eliminates the probable initial recognition threshold under the current incurred loss methodology for recognizing credit losses. The Partnership will incorporate forward-looking information and macroeconomic factors into its credit loss estimates. ASU 2016-13 requires enhanced disclosures to help investors and other financial statement users to better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. In May 2019, the FASB issued ASU 2019-05, Financial Instruments - Credit Losses ("ASU 2019-05"), to provide targeted transition relief upon the adoption of ASU 2016-13. The amendment provides an entity with the option to irrevocably elect the fair value option on certain financial assets on transition. ASU 2016-13 and its subsequent amendments is effective for annual reporting periods beginning after December 15, 2022, including interim periods within those annual reporting periods. The Partnership is currently evaluating the impact of its pending adoption of the new current expected credit loss standard on its consolidated financial statements. Cash and Cash Equivalents Cash includes bank deposits and all overnight cash sweep short-term investments that have a maturity of less than one day. We maintain our cash deposits with high credit quality financial institutions. At times, our cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation insurance limits. Restricted Cash Restricted cash is restricted as to withdrawal or use under the terms of certain financial credit agreements including cash held to meet certain reserve requirements under the terms of our credit agreements. December 31, 2020 December 31, 2019 Cash 9,433$ 15,212$ Restricted Cash 5,862 4,589 Total cash, including restricted cash, shown in the Consolidated Statement of Cash Flows 15,295$ 19,801$ Accounts Receivable These amounts primarily consist of amounts due from customers net of allowance for doubtful accounts. The allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. Losses are charged against the allowance when management believes, based on available customer-specific information and circumstances, the receivable is determined to be uncollectible. Subsequent recoveries, if any, are credited to the allowance. The

EPIC Crude Holdings, LP and Subsidiaries Notes to the Consolidated Financial Statements Page 9 allowance for doubtful accounts is evaluated on a regular basis by management and is based on historical experience and specifically identified questionable receivables. There was no allowance for doubtful accounts as of December 31, 2020 and 2019. Inventory Inventory consists principally of pipe, materials and spare parts held in primarily two warehouse locations. Inventory is held at lower of cost or market. The partnership recognized inventory write-offs of $12.6 million during the year ended December 31, 2020, primarily relating to adjustments to carrying value as of December 31, 2020 of large diameter pipe due to lower steel prices. This pipe is anticipated to be sold into the secondary market in future periods Property, Plant and Equipment Property and equipment are stated at cost less accumulated depreciation. Renewals and betterments that substantially extend the useful lives of the assets are capitalized. Maintenance and repairs that do not extend the useful life or add capacity are expensed when incurred. Additionally, we capitalize certain costs directly related to the construction of assets including internal labor costs, engineering costs and right-of- way easement costs. Depreciation expense is calculated on the straight-line method over the following estimated useful lives of the assets: Furniture, fixtures, and office equipment 3 years Right of Way 10 – 30 years Machinery, equipment, and buildings 10 – 40 years Vessels, towers, and tanks 25 – 30 years Pipelines 30 years Property, plant and equipment is evaluated for impairment whenever events or changes in business circumstances and market conditions indicate that the carrying amount of assets may not be recoverable. If such a review should indicate that the carrying amount of long-lived assets is not recoverable, we reduce the carrying amount of such assets to fair value. Debt Issuance Costs Debt issuance costs related to a recognized debt liability are presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. Debt issuance costs are being amortized to interest expense using the effective interest method over the term of the related debt. Comprehensive Income Accounting principles generally require that recognized revenue, expenses, and gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on cash flow hedges, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. Asset Retirement Obligations We have determined that we are obligated by contractual or regulatory requirements to remove facilities or perform other remediation upon retirement of certain assets. The fair value of any asset retirement obligation (“ARO”) is determined based on estimates and assumptions related to retirement costs, which

EPIC Crude Holdings, LP and Subsidiaries Notes to the Consolidated Financial Statements Page 10 the Partnership bases on historical retirement costs, future inflation rates and credit-adjusted risk-free interest rates. An ARO is required to be recorded when a legal obligation to retire an asset exists and such obligation can be reasonably estimated. We will record an asset retirement obligation in the periods in which management can reasonably estimate the settlement dates. Management was not able to reasonably measure the fair value of asset retirement obligations as of December 31, 2020 and 2019, in most cases because the settlement dates were indeterminable. Although some of our assets are subject to agreements or regulations that give rise to an ARO upon the discontinued use of these assets, AROs were not recorded because these assets have an indeterminate removal or abandonment date given the expected continued use of the assets with proper maintenance or replacement. The retirement obligations for these assets cannot be measured at this time. Individual component assets have been and will continue to be replaced, but the pipelines and the terminal facilities will continue in operation as long as supply and demand for crude oil exists. Based on the widespread use of crude oil in industrial and refining activities, management expects supply and demand to exist for the foreseeable future. We have in place a continuous repair and maintenance program that keeps the pipelines and the terminal facilities in good operational condition. Therefore, although some of the individual assets may be replaced, the pipelines and the facilities themselves will remain intact indefinitely. Revenue Recognition The Partnership accounts for revenue from contracts with customers in accordance with ASU No. 2014- 09, Revenue from Contracts with Customers, and a series of related accounting standard updates included Accounting Standards Codification Topic 606. The principles for recognizing revenue under Topic 606 is an entity should recognize revenue as that entity satisfies its performance obligations which are represented by a promise in contract to transfer to a customer either a distinct good or service or a series of distinct goods or services over a period of time. Topic 606 requires that a contract’s transaction price, which is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, is to be allocated to each performance obligation in the contract based on relative standalone selling prices and recognized as revenue when control of the goods or services transfers to the customer and the performance obligation is satisfied, whether that is a point in time or over a period of time. Our customer service contracts primarily include two distinct services: (i) transportation services, and (ii) terminaling services. We provide disaggregated data for these two distinct services in Footnote # 12 Revenue Recognition. The contract structure for these services is consistent and discussed in further detail below. For the majority of these contracts, our promise is to transfer a distinct good or service (or bundle of goods or services) over a period of time, which represents a single performance obligation. The transaction price includes fixed and/or variable consideration which is generally determinable at contract inception and/or upon our right to invoice for the standalone value of services provided to the customer during the preceding time period which is commonly at month end or upon completion of services if the services were transferred over a period of time that is less than one month. If upon evaluation, we determined the contract contained multiple performance obligations we would identify and allocate the total contract consideration we expect to be entitled to, to each distinct performance obligation. The

EPIC Crude Holdings, LP and Subsidiaries Notes to the Consolidated Financial Statements Page 11 transaction price is recognized as revenue over the service period specified in the contract, either based on the passage of time or a units-based method for quantifying the transfer of services and satisfaction of our performance obligation over the service period or at a point in time. We provide services on both a firm and interruptible basis. These particular type of services are distinct from one another in that the Partnership must stand ready to perform the services under firm customer contracts regardless of whether that customer actually requires us to perform the service. Firm service contracts are a promise to make capacity available to the customer at all times during the period(s) covered by the contract. As consideration for us making capacity available, firm service contracts are typically structured with a minimum volume commitment, which requires a customer to pay for a minimum quantity even if they choose not to use the capacity/service in the specified service period (referred to as “deficiency payments”). We typically recognize the portion of the transaction price associated with making capacity available that was unused by the customer (“volume shortfall”), which required a deficiency payment, as revenue depending on whether the contract allows the customer to deliver excess volumes in subsequent periods and “make-up” the volume shortfall. If contractually the customer cannot make up volume shortfalls in future periods, our performance obligation is satisfied, and revenue associated with any deficiency payments is generally recognized as the contractual service period expires. Consequently, if the customer can acquire the promised service in a future period and make-up the volume shortfall in a future period, we have a performance obligation to transfer services at the customer’s request in the future. As the Company’s performance obligation has not yet been satisfied, we defer any consideration received as deficiency payments as a liability, and will recognize a proportionate amount as revenue once either: (i) the customer makes-up the volume shortfall and we have fully satisfied our obligation thru performance or (ii) the customer becomes unable to exercise their right to make-up the volume shortfall (e.g., there is insufficient capacity to make-up the volumes or the service period expires). For services transferred from the Company to the customer over a period of time we recognize the transaction price as revenue as those units of service are transferred to the customer in the specified service period (i.e., customer utilizes transportation capacity made available by the Company and receives the transfer of services from the Company during the service period). For interruptible service contracts, where the Company transfers transportation or terminaling services over a period of time we recognize the transaction price as revenue as those units of service are transferred to the customer in the specified service period, generally over a period of one month. Operating Costs and Expenses Operating expenses include all costs incurred to provide customers with transportation services and maintain Partnership assets, including compensation for operations personnel, vehicle expenses, fuel, cathodic protection, chemicals, utilities required for operations and maintenance and repair activities. General and administrative expenses include all partnership related expenses, insurance and compensation for executive and administrative personnel. Accounting for Price Risk Management Activities – Interest The Company engages in price risk management activities for nontrading purposes to manage forward interest rate risk. The Partnership does not engage in speculative trading. During 2019, the Partnership entered into interest rate swap agreements to hedge its floating interest rate risk on a portion of its issued and outstanding term loan.

EPIC Crude Holdings, LP and Subsidiaries Notes to the Consolidated Financial Statements Page 12 All derivative instruments are recorded in the consolidated balance sheets at their fair values. Changes in the derivative instrument’s fair value are recorded currently in earnings, unless the derivative qualifies as a cash flow hedge. Changes in the fair value of derivative instruments designated as cash flow hedges, to the extent they are effective in offsetting cash flows attributable to the hedged risk, are recorded in other comprehensive loss until the hedged item is recognized in earnings. There was no ineffectiveness recognized during the years ended December 31, 2020 and 2019. The company paid $13.6 million and $1.3 million related to its interest rate swaps during 2020 and 2019, respectively. The interest rate swaps expire in March 2021. Income Taxes For U.S. federal income tax purposes, the Partnership’s income is not directly subject to income tax and the Partnership is treated as a pass-through entity. Limited Partnerships (LPs) are formed in accordance with the laws of the state in which they are organized. LPs, such as the Partnership, are treated as partnerships or disregarded entities for federal income tax purposes, depending upon the structure. All income, expenses, gains and losses are passed through to and reported by its owner and ultimately flow to individual taxpayers. Accordingly, no provision has been made for federal income taxes in the accompanying consolidated financial statements. The Partnership is subject to the Texas state gross margin tax. The provision for state income taxes is immaterial for the years ended December 31, 2020 and 2019. Certain transactions may be subject to accounting treatment for income tax that differs from the presentation under GAAP. Accordingly, items of net income or loss and balances in the member’s capital accounts may differ between the balances presented in the accompanying financial statements and the balances shown in the respective income tax returns. The Partnership has evaluated tax positions taken or expected to be taken and concluded that there are no uncertain tax positions requiring adjustment to the consolidated financial statements for the years ended December 31, 2020 and 2019. The Partnership tax years are open to income tax examinations by U.S. federal, state or local tax authorities for tax years 2017, 2018, and 2019. Conclusions regarding the evaluation are subject to review and may change based on factors including, but not limited to, ongoing analysis of tax laws, regulations and interpretations thereof. The Partnership accounts for deferred income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future taxes attributable to the difference between financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets are also recognized for the future tax benefits attributable to the expected utilization of tax net operating loss carryforwards. In the event future utilization is determined to be unlikely, a valuation allowance is provided to reduce the tax benefits from such assets. There were no deferred tax assets or liabilities recorded as of December 31, 2020 or 2019. Contingencies Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Partnership, but which will only be resolved when one or more future events occur

EPIC Crude Holdings, LP and Subsidiaries Notes to the Consolidated Financial Statements Page 13 or fail to occur. The Partnership’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Partnership or unasserted claims that may result in such proceedings, the Partnership’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Partnership’s consolidated financial statements based on the available facts and circumstances surrounding the matter in question. If the estimated loss has a range of possible outcomes and all outcomes are equally possible, we accrue the lowest amount within the possible range. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Risks and Uncertainties The Company’s future financial condition and results of operations are highly dependent on throughput volumes being transported through the Company’s pipeline. Customer demand is based on the demand and prices received by customers for their oil, gas and natural gas liquids production. Commodity prices are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for oil, gas and natural gas liquids, and market uncertainty, and a variety of additional factors beyond the Company’s control. These factors include the supply of oil and gas reserves in our areas of operations, the level of consumer demand, weather conditions, government regulations and taxes, the price and availability of alternative fuels, and overall economic conditions. A decline in oil, gas and natural gas liquids prices may adversely affect the Company’s cash flow, liquidity, and profitability as customers reduce the amount of drilling activity in our areas of operations. 3. Fair Value Measurements and Disclosures The requirements of ASC 820, Fair Value Measurements and Disclosures apply to all financial instruments and all nonfinancial assets and nonfinancial liabilities that are being measured and reported on a fair value basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy that prioritizes the inputs used in valuation methodologies into the following three levels: • Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities. • Level 2 Inputs – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that can be corroborated by observable market data for substantially the full term of the assets or liabilities.

EPIC Crude Holdings, LP and Subsidiaries Notes to the Consolidated Financial Statements Page 14 • Level 3 Inputs – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or other valuation techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. The fair value of the Company’s cash, cash equivalents, and trade accounts receivable and payable approximates the carrying amounts of such instruments due to their short maturity. The fair value of the Company’s debt approximates the carrying amounts of such instrument due to the variable interest rate. The Company obtains fair value measurements for derivative instruments from reputable pricing services. The fair value measurements are based on option pricing and discounted cash flow models which consider observable data that include forward market prices, volatilities and risk-free interest rates. The general classification of such instruments pursuant to the valuation hierarchy is set forth below. The following table represents liabilities measured at fair value on a recurring basis, as reported on the consolidated balance sheets as of December 31, 2020 and 2019, and by level within the fair value measurement hierarchy (dollars in thousands): Total Fair Value Level 1 Level 2 Level 3 Interest rate derivatives (4,197)$ -$ (4,197)$ -$ Total Fair Value Level 1 Level 2 Level 3 Interest rate derivatives (7,681)$ -$ (7,681)$ -$ Fair Value Measurements at December 31, 2020 Fair Value Measurements at December 31, 2019 4. Accounts Receivable Accounts receivable consist of the following (dollars in thousands): 2020 2019 Trade receivables 15,879$ 11,995$ Related party receivables 55,009 45,247 Other receivables 1,277 714 Accounts Receivable, gross 72,165$ 57,956$ December 31, Trade receivables arise from the transportation of crude oil and terminal services provided to our customers. There is $22.9 million of trade receivables due as of December 31, 2020 from transportation and terminaling services provided, $7.1 million of which is included in the related party receivables. Related party receivables represent amounts owed to the Partnership for transportation and terminaling services and for reimbursement of certain construction related activities that were performed under a single agreement or performance requirement by a vendor for the benefit of the Partnership and a related

EPIC Crude Holdings, LP and Subsidiaries Notes to the Consolidated Financial Statements Page 15 party and are critical to the construction and operations of the Partnership’s pipelines and terminals. See Footnote # 13 Related Party Transactions for further discussion of these transactions. 5. Property, Plant and Equipment Property, plant and equipment is comprised primarily of office equipment, furniture, and fixtures and crude oil transportation pipelines and associated facilities that were placed in-service in 2020 and 2019. The Partnership has placed in service a 700-mile pipeline originating near Orla, Texas and terminating near Corpus Christi, Texas at two waterborne crude loading facilities, various refineries, and third-party terminals in the Corpus Christi, Texas region. The Company placed $1.923 billion and $313.4 million of assets into service during the years ended December 31, 2020 and 2019, respectively, primarily related to pipeline assets and associated facilities in West Texas and Corpus Christi, Texas, as well as our first crude waterborne crude loading facility in Corpus Christi, Texas. Property, plant and equipment, net as of December 31, 2020 and 2019 consisted of the following (dollars in thousands): December 31, 2020 December 31, 2019 Land 10,669$ -$ Office equipment, furniture and fixtures 113,030 16,684 Pipeline 1,441,794 207,065 Machinery, equipment and buildings 214,933 8,141 Vessels, towers and tanks 228,553 6,453 ROW 292,305 75,068 Construction in progress - pipeline 59,486 1,730,022 Property, plant and equipment, gross 2,360,770$ 2,043,433$ Less: Accumulated depreciation and amortization (93,140) (4,883) Property, plant and equipment - less depreciation expense 2,267,630$ 2,038,550$ Depreciation is provided using the straight-line method based on the estimated useful life of each asset. Depreciation expense for the year ended December 31, 2020 and 2019, was $88.3 million and $4.8 million, respectively. We recognized the following capitalized interest amount in property, plant and equipment for the periods ended December 31, 2020 and 2019 as presented of $24.1 million and $60.7 million, respectively. The partnership recognized impairment costs of $11.9 million for the year ended December 31, 2020, primarily related to the abandonment of the Saragosa lateral pipeline project in West Texas and recorded as Inventory writedowns and project abandonments on the Consolidation Statement of Operations.

EPIC Crude Holdings, LP and Subsidiaries Notes to the Consolidated Financial Statements Page 16 6. Long-Term Debt Our outstanding long-term debt obligations consisted of the following (dollars in thousands): December 31, 2020 December 31, 2019 Term Loan due 2026 1,172,063$ 1,000,000$ Revolving Credit Facil ity 75,000 - Less: Deferred debt issuance costs (47,697) (44,946) Total Debt 1,199,366$ 955,054$ Less: Current Maturities (11,750) - Total Long-term debt, less current maturities 1,187,616$ 955,054$ Term Loan Credit Agreement The Partnership has a Term Loan Credit Agreement dated March 1, 2019 which provides secured project financing in an aggregate principal amount of up to $1 billion due 2026 (“Term Loan”). Term Loan proceeds were used to pay off the outstanding Bridge Loan amount of $250 million and fund continued project construction costs. The Term Loan Credit Agreement was amended in February 2020 to provide for an additional $100 million Incremental Term Loan. The Partnership also entered into an additional Term Loan agreement in February 2020 with the same lender for additional principle amount of $75 million due 2026. Borrowings under all of our Term Loans bear interest at the LIBOR plus an applicable margin or a base rate as defined in the Term Loan Credit Agreements. The Term Loan Credit Agreement provides for a $75 million secured revolving credit facility commitment (“Revolving Credit Facility”) due 2024 for which any borrowings bear interest at the LIBOR plus an applicable margin or a base rate as defined in the Term Loan Credit Agreement. We had $75 million of borrowings under the revolving facility during 2020. The interest rate on the total amount outstanding under the Term Loan as of December 31, 2020 and 2019 was 5.26% and 7.04%, respectively. The interest rate on the total amount outstanding on the Revolving Credit Facility as of December 31, 2020 was 4.98%. Substantially all of our assets and equity are pledged as collateral under the Term Loan Credit Agreement. The Agreement contains customary representations and warranties and various covenants that limit the Partnership’s ability to, among other things, incur indebtedness, grant liens, enter into mergers, dispose of assets, or enter sales-leaseback transactions. In addition, the Agreement requires the Partnership to maintain the following financial covenants: • Minimum debt service coverage ratio of 1.1x commencing the 2nd full fiscal quarter occurring after completion • Maximum superpriority leverage ratio of 1.0x commencing the 2nd full fiscal quarter occurring after completion. The superpriority leverage ratio is calculated using only superpriority debt as defined by the Credit Agreement, which included only the outstanding balance of the Revolving Credit Facility as of December 31, 2020. The Partnership was in compliance with financial covenants related to our debt agreements as of December 31, 2020.

EPIC Crude Holdings, LP and Subsidiaries
Notes to the Consolidated Financial Statements

Bridge Term Loan Credit Agreement
The Partnership had a promissory note ("Bridge Loan") with its EPIC Crude Parent, LP outstanding as of December 31, 2018 due December 2019 which was paid off in full in March 2019 with the proceeds from the Term Loan Credit Agreement discussed above.

Maturities of the Term Loan for each of the five succeeding years are as follows (in thousands):

Years Ending December 31,		
2021	$	11,750
2022		11,750
2023		11,750
2024		11,750
2025		11,750
Thereafter		1,113,313
Total	$	1,172,063

7. Short-Term Notes Payable

The Partnership entered into two short-term notes during the year ended December 31, 2020 for financing of its insurance policies. The balance of the short-term notes at December 31, 2020 is $3.1 million, which is included in Accrued Expense and Other Liabilities on the Consolidated Balance Sheet. The weighted average interest rate for the notes at December 31, 2020 is 3.06%.

8. Commitments and Contingent Liabilities

The Partnership is subject to various regulatory, civil and legal claims and proceedings covering a wide range of matters that arise in the ordinary course of our business activities. Although no assurances can be given, management believes any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the consolidated financial condition or results of operations of the Partnership. We disclose contingencies where an adverse result may be material, or in the decision of management, we conclude the matter should be disclosed.

The Partnership does not have any contingent liabilities recorded as of December 31, 2020 or 2019.

Litigations Claims

August 21, 2020 Corpus Christi Ship Channel Dredging Incident
On August 21, 2020, a partially submerged third-party pipeline located along the Corpus Christi Ship Channel near a crude export facility owned by EPIC Crude Terminal Company, LP ("EPIC Terminal"), a wholly owned subsidiary of the Company, ruptured and released propane gas into the air. A dredge barge owned and operated by a contactor retained by EPIC Terminal to perform dredging operations was in the vicinity at the time of the rupture and caught fire when the propane gas ignited. Five crewmembers of the barge were killed and several other crewmembers were injured. No EPIC Terminal personnel were injured. EPIC Terminal is fully cooperating with the U.S. Coast Guard, the Port of Corpus Christi Authority, and the

Page 17

EPIC Crude Holdings, LP and Subsidiaries Notes to the Consolidated Financial Statements Page 18 National Transportation Safety Board (the “NTSB”), among others, while the cause of the incident is being investigated. Neither the Company nor any of its subsidiaries is a party of interest in the NTSB investigation. As of February 23, 2021, the Company is a party to three individual lawsuits filed in state court by or on behalf of two contractor crewmembers injured or killed in connection with the incident. In addition, the Company is a party to and has asserted various damages claims in a federal maritime proceeding initiated by the dredging contractor. The contractor’s carriers have accepted EPIC Terminal’s tender as an additional insured under the contractor’s insurance policies, and EPIC Terminal has noticed the contractor of its defense and indemnity obligations to EPIC Terminal and its affiliates pursuant to the parties’ services agreement. The Company is unable to predict the outcome of these matters at this time but believes that their resolution will not have a material adverse effect on the Company’s financial position, results of operations or cash flows. July 30, 2019 Line Strike by Pumpco On July 30, 2019, during construction of crude pipeline owned by EPIC Crude Pipeline, LP (“EPIC Crude”), a wholly owned subsidiary of the Company, an employee of a contractor retained by EPIC Crude to construct its pipeline struck a nearby third-party pipeline with a trencher. No injuries were sustained, but the line strike resulted in the release of crude oil from the third-party pipeline. The appropriate regulatory authorities were notified, and remediation efforts by the contractor and EPIC Crude commenced immediately. The affected landowners have made certain demands to both the contractor and EPIC Crude but have not initiated litigation. The contractor’s carriers have acknowledged EPIC Crude’s status as an additional insured under the contractor’s insurance policies. The Company is unable to predict the outcome of this matter at this time but believes that its resolution will not have a material adverse effect on the Company’s financial position, results of operations or cash flows. Additional Matters The Partnership maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation up to a maximum of $250,000. The Partnership has not experienced any losses in such accounts. 9. Owners’ Equity Owner’s equity is composed of Class A units which represent limited partner interests in us. The holders of our Class A units are entitled to participate in our distributions (to the extent distributions are made) and are entitled to exercise the rights and privileges available to limited partners under our partnership agreement. No other class of units is issued and outstanding as of December 31, 2020. In 2019, EPIC Crude Parent, LP, sold: (i) a 10% equity stake in the Partnership to Rattler Midstream, LLC, (ii) a 30% equity stake in the Partnership to Dos Rios Crude Holdings, LLC, and (iii) a 15% equity stake in the Partnership to Altus Midstream Processing, LP. The transactions noted herein reduced EPIC Crude Parent, LP’s overall ownership of the Partnership to 45%. There have been no other equity transactions, other than contributions to the Partnership during 2020 and 2019 of which all contributions were made in proportion to each limited partner’s ownership noted above.

EPIC Crude Holdings, LP and Subsidiaries Notes to the Consolidated Financial Statements Page 19 10. Derivative Financial Instrument Interest Rate Derivative Activities The Company held four interest rate swap contracts in 2020 and 2019. The aggregate fair value of the Company’s derivative instruments included in the accompanying balance sheets consists of the following (dollars in thousands): 2020 2019 Interest rate derivatives Current derivative l iabil ity Designated as hedging instruments (4,197)$ (5,991)$ Interest rate derivatives Long-term derivative l iabil ity Designated as hedging instruments - (1,690) Total derivatives (4,197)$ (7,681)$ Balance Sheet Location Derivative Designation Total Fair Value Measurement at December 31, At December 31, 2020 and 2019, the fair value of derivatives did not include any offsetting amounts in the consolidated balance sheets. The following table details the location of gains (losses) on the Company’s derivatives recognized in the accompanying consolidated statements of comprehensive income (loss) (dollars in thousands): 2020 2019 Interest rate derivatives Other comprehensive income Designated as hedging instruments 3,484$ (7,681)$ Derivative designation Statement of Comprehensive Income (Loss) Location December 31, 11. Major Customers At December 31, 2020, the Partnership’s trade receivables balance was related to nearly 20 customers. Of those, 5 customers made up approximately 93% of the trade receivables balance as of December 31, 2020 and 83% of total revenues for the year ended December 31, 2020. At December 31, 2019, the Partnership’s trade receivables balance was related to eleven customers. Of those, four customers made up approximately 98% of the trade receivables balance as of December 31, 2019 and 87% of total revenues for the year ended December 31, 2019. 12. Revenue Recognition We provide pipeline transportation and terminaling services, which includes product storage, on a firm and interruptible basis. For our firm transportation service, we typically promise to transport on a stand- ready basis the customer’s minimum volume commitment amount. The customer is obligated to pay for its volume commitment amount, regardless of whether the customer flows volumes into our pipeline. The customer pays a transaction price typically based on a per-unit rate for quantities transported, including amounts attributable to deficiency quantities. Our firm terminaling services generally follow the same recognition principles, however the nature of the contracted service is different in that we are not

EPIC Crude Holdings, LP and Subsidiaries Notes to the Consolidated Financial Statements Page 20 transporting volume for the customer but are delivering/loading product onto an ocean-going vessel at our waterborne terminal facility or providing crude oil storage. Non-firm transportation and terminaling services are provided to our customers when and to the extent we determine the requested capacity is available in our pipeline system and/or terminal facilities. The customer pays a per-unit rate for actual quantities of product transported, loaded onto a vessel or stored within our facilities. Firm and interruptible services, ultimately have the same end goal by our customers which is transporting product from origin to destination and loading product across our dock and/or storing volumes for future consumption. Disaggregation of Revenues The following table present our revenues disaggregated by source of revenue for the years ended as indicated (dollars in thousands). Year ended December 31, 2020 Year ended December 31, 2019 Revenues from contracts with customers Services Pipeline Transportation 142,397$ 39,325$ Terminaling and Storage 22,650 1,111 Total services revenues 165,047 40,436 Crude oil sales (1) 923 320 Total revenues from contracts with customers 165,970$ 40,756$ (1) Sale of crude oil retained as pipeline loss allowance The Company recorded revenues of $9.9 million and $0 associated with minimum volume commitments in which the customer did not fulfill their obligation to transport, load or store the entirety of their reserved capacity during the years ended December 30, 2020 and 2019, respectively. Of the $9.9 million the majority of revenue recognized is related to minimum volume commitments for pipeline transportation of $8.9 million. Contract Balances Contract assets and contract liabilities are the result of timing differences between revenue recognition, invoicing and cash collections. We recognize contract assets in those instances where billing occurs subsequent to revenue recognition, and our right to invoice the customer is conditioned on something other than the passage of time. Conversely, we recognize contract liabilities when invoicing precedes the recognition of revenue as a future performance obligation exists. The Partnership did not have any recorded contract assets or liabilities as of December 31, 2019 primarily due to the fact that all services performed during the year ended December 31, 2019 were on an interruptible basis under an interim tariff filed with the Federal Energy Regulatory Commission (“FERC”) that was only in effect temporarily until our entire pipeline system was complete. The Company began providing services under our non- interim FERC tariff effective April 1, 2020. As of December 31, 2020 we had $0.7 million recorded as deferred revenue for consideration received, or invoiced and due, for which we do have an enforceable obligation to perform in the future.

EPIC Crude Holdings, LP and Subsidiaries Notes to the Consolidated Financial Statements Page 21 13. Related Party Transactions The Partnership paid common control and affiliated related parties approximately $8.4 million and $16.5 million for certain operating expenses and reimbursement of general and administrative expenses during the years ended December 31, 2020 and 2019, respectively. The Partnership had approximately $6.9 million and $2.5 million payable to related parties for these expenses as of December 31, 2020 and 2019, respectively. The Partnership provided $30.9 million and $5.1 million transportation and terminaling services to equity partner affiliates which are reflected the Partnership’s revenues for the year ended December 31, 2020 and 2019, respectively. The Partnership had approximately $7.1 million and $1.3 million due from related parties for these services as of December 31, 2020 and 2019, respectively. The Partnership entered into a six-month pipeline capacity lease with a common control related party to utilize an idle pipeline to transport crude oil from Benedum, Texas to Robstown, Texas. This capacity lease allowed the Partnership to connect its West Texas pipeline assets to its Gulf Coast pipeline assets while the 30-inch diameter pipeline remained under construction. Under the terms of the capacity lease, the Partnership paid $13.1 million and $64.9 million for the leased asset to transport crude oil during the period ended December 31, 2020 and 2019, respectively, and $6.5 million remained outstanding as of December 31, 2019. The capacity lease expired in February 2020. All costs associated with the capacity lease are included in operating expenses on the statement of operations. The Partnership paid a common control related party approximately $108.2 million during 2019 for reimbursement of costs incurred to acquire multi-line rights-of-way easements, land purchases, and certain capital project related property, plant and equipment. Rights-of-way easements were assigned to the Partnership by the related party upon documentation of fully executed and properly recorded easements and submission for reimbursement of costs by the related party. The Partnership had $3.4 million due to this related party as of December 31, 2019 for the reimbursement of such costs. There were no significant related party transactions during 2020 for reimbursement of costs related to multi-line rights-of-way easements and land purchases, other than the 16-inch pipeline purchase transaction discussed below. The balance of the related party payable at December 31, 2019 was paid during the year ended December 31, 2020. The Partnership reached an agreement in principle with a common control related party to purchase a section of 16-inch pipeline and paid the related party $82.3 million during 2019. The closing of the transaction occurred on April 30, 2020 and included the following assets, which were recorded as property, plant and equipment at net asset value (in thousands): Office equipment, furniture and fixtures 2,946$ Pipeline 60,507 Machinery, equipment and buildings 1,405 ROW 6,585 Total 71,443$

EPIC Crude Holdings, LP and Subsidiaries Notes to the Consolidated Financial Statements Page 22 As the related party that sold the property, plant and equipment is under common control with the Partnership, we did not step-up the basis in the property, plant and equipment and recognized the difference between the purchase price and the net asset value as a distribution, which amounted to $10.9 million during the year ended December 31, 2020. The Partnership made $24.7 million and $43.9 million in payments during 2020 and 2019, respectively, to and/or on behalf of a common control related party for the construction related activities associated with the leak detection and telecommunication system that is critical to the operational viability of the Partnership’s pipeline system. All costs are reimbursable to the Partnership by the related party, and $41.8 million and $43.9 million remains outstanding and owed to the Partnership as of December 31, 2020 and 2019, respectively, and is recorded as Related party receivable in the Consolidated Balance Sheets. 14. Subsequent Events The Partnership has evaluated subsequent events through February 25, 2021, the date the consolidated financial statements were available to be issued and noted no events that merit disclosure.